December 28, 2016

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Sonia Gupta Barros

Re:    Hines Global REIT II, Inc.
Form 10-K for the Fiscal Year ended December 31, 2015
Filed March 24, 2016
Form 10-Q for the Fiscal Quarter ended September 30, 2016
Filed November 9, 2016
File No. 000-55599

Dear Ms. Barros:

The purpose of this letter is to respond to the comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission, received by Hines Global REIT II, Inc. (the “Company”) on December 14, 2016 (the “Comment Letter”), in connection with the above-referenced filings of the Company on Form 10-K and Form 10-Q. For the staff’s convenience, the comment included in the Comment Letter has been transcribed below, followed by the Company’s response.

1.
We note that as of September 30, 2016, the Company recorded a $3.2 million liability related to distribution and stockholder servicing fees. In future filings, please describe how you intend to value this liability for your net asset value calculation. To the extent that the liability is excluded or assigned no value in your net asset value calculation, please explain the specific reasons why you measured these fees in such a manner and clarify that, as a result, the net asset value and net asset value per share do not reflect any obligation to pay future trail fees. Additionally, in your net asset value discussion, please include disclosure of the liability accrued under GAAP.

Response: The estimated per share net asset value (“NAV”) of the Company’s common stock is intended to reflect the estimated per share value of the Company on the date when the NAV is determined. Accordingly, the estimated per share NAV at any given time will not reflect any distribution and stockholder servicing fees that may become payable after the date the estimated per share NAV is determined, which fees may not ultimately be paid in certain circumstances, including if the Company was liquidated or if there was a listing of the Company’s common stock. For example, assuming a hypothetical liquidation of the Company on the date of the NAV determination, there would be no such future potential distribution and stockholder servicing fees payable, as distribution and stockholder servicing fees are no longer payable upon a liquidation of the Company. Thus, any estimated liability for future potential distribution and stockholder servicing fees, which will be accrued under GAAP at the time each Class T share is sold, will not be reflected in the calculation of the estimated per share NAV. In future filings where the Company discloses that it has determined a new estimated per share NAV of its common stock, the Company will disclose the amount of the liability it has accrued under GAAP for future potential distribution and stockholder servicing fees and also will include disclosure concerning its rationale for excluding such liability from the calculation of the estimated per share NAV, as described above. Further, the Company will clarify in such filings that as a result of the Company’s exclusion of such fees from the calculation, the estimated NAV and estimated NAV per share do not reflect any amounts related to the Company’s obligation to pay future distribution and stockholder servicing fees.
* * *
If you have any questions please feel free to contact me at shea.morgenroth@hines.com or at 713-966-5340.
Sincerely,

/s/ J. Shea Morgenroth
J. Shea Morgenroth
Chief Accounting Officer and Treasurer

cc:    Alice L. Connaughton, Esq., Greenberg Traurig, LLP